UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          U.S. Franchise Systems, Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  902 956 30 9
                                 (CUSIP Number)

                            STEPHEN D. ARONSON, ESQ.
                        c/o U.S. Franchise Systems, Inc.
                               13 Corporate Square
                                Atlanta, GA 30329
                            Tel. No.: (404) 235-7444
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                 March 12, 1998
                          (Date of Event which Requires
                            Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D


CUSIP NO. 902 956 30 9                                        PAGE 2 OF 12 PAGES
          ------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Michael A. Leven

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A)
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

                                7         SOLE VOTING POWER

           NUMBER OF                      566,238  (please see Page 12, Exhibit
                                                    A)
            SHARES

      BENEFICIALLY OWNED        8         SHARED VOTING POWER

      BY EACH REPORTING                   344,379

            PERSON              9         SOLE DISPOSITIVE POWER

             WITH                         123,805

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          910,617  (please see Page 12, Exhibit A)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.5%

14        TYPE OF REPORTING PERSON

          IN

Item 1.  Security and Issuer.

                  This statement relates to the Class A Common Stock, par value $0.01 per share (the "Company Class A Common Stock") of U.S. Franchise Systems, Inc., a Delaware corporation (the "Company") (formerly known as USFS Hawthorn, Inc.). The address of the Company's principal executive offices is 13 Corporate Square, Suite 250, Atlanta, GA 30329.

Item 2.  Identity and Background.

         (a) - (c), (f) Mr. Michael A. Leven ("Mr. Leven") is the Chairman, President, Chief Executive Officer and a director of the Company. Mr. Leven is a citizen of the United States and his business address is 13 Corporate Square, Suite 250, Atlanta, GA 30329.

         (d) - (e) During the last five years Mr. Leven has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Leven been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with the result of such proceeding being that Mr. Leven is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Mr. Leven acquired his shares of the Company Class A Common Stock as a result of the merger of U.S. Franchise Systems, Inc. ("USFS"), a Delaware corporation (distinct from the Company although possessing the same name as the Company currently has), with and into the Company (the "Merger"). In the Merger, Mr. Leven also received 427,665 shares of the Company's Class B Common Stock, par value $0.01 per share (the "Company Class B Common Stock" and, together with the Company Class A Common Stock, collectively, the "Company Common Stock"). The Merger was effective on March 12, 1998. Prior to the Merger, Mr. Leven owned approximately 9.3% of the issued and outstanding shares of Class A Common Stock of USFS, par value $.01 per share (the "USFS Class A Common Stock"). In the Merger, each share Mr. Leven held of USFS Class A Common Stock and Class B common stock, par value $0.01 per share of USFS (the "USFS Class B Common Stock" and, together with the USFS Class A Common Stock, collectively, the "USFS Common Stock"), were replaced by the right to receive one share of Company Class A Common Stock and Company Class B Common Stock, as applicable.

                  Mr. Leven originally purchased the shares of USFS Common Stock which he redeemed in the Merger from the Company pursuant to an Amended and Restated Employee Stock Purchase Agreement (the "ESPA") between USFS and Michael
A. Leven, entered into as of September 29, 1995, as amended effective October 24, 1996, for a price of $.1034 per share, using his own personal funds.

Item 4.  Purpose of the Transaction.

                  Prior to the Merger, Mr. Leven was the Chairman, President, Chief Executive Officer and a director of USFS, and he assumed identical positions with the Company following the Merger.

                  The Merger was effected in connection with the series of transactions (the "Merger Transactions") designed to enable USFS to acquire the entire interest in the Hawthorn Suites brand of hotels currently owned by Hawthorn Suites Associates, an Illinois joint venture ("HSA"), and HSA Properties, Inc., a Delaware corporation ("HPI"), through their ownership collectively of a 99% membership interest in HSA Properties, L.L.C., a Delaware limited liability company ("HSA LLC"). Prior to the Merger, USFS owned the remaining 1% membership interest in HSA LLC. Immediately prior to the Merger, pursuant to a Contribution Agreement (the "Contribution Agreement"), dated as of December 9, 1997, by and among HSA, HPI, the Company and USFS, HSA and HPI assigned, transferred and conveyed to the Company (the "Transfer") all of their respective ownership interests in HSA LLC. Pursuant to the Transfer, HPI acquired 22,447 shares of Company Class A Common Stock, and HSA acquired 2,199,775 shares of Company Class A Common Stock.

                  By virtue of the Merger and the Contribution Agreement, the Company acquired the remaining 99% interest in HSA LLC which USFS had not already owned. Prior to the Merger, USFS and HSA LLC were parties to the Master Franchise Agreement, dated as of March 27, 1996 (the "Hawthorn Acquisition Agreement"), pursuant to which USFS acquired the exclusive, worldwide rights to franchise and to control the development and operation of the Hawthorn Suites brand of hotels. The Hawthorn Acquisition Agreement required that a percentage of royalties received by USFS from the franchising of Hawthorn Suites hotels be remitted to HSA LLC and also contained certain restrictions on USFS's operations and imposed certain standards relating to the development of the Hawthorn Suites brand of hotels. Accordingly, USFS acquired HSA LLC, through the Merger and the Contribution Agreement, in order to eliminate these restrictions.

                  Mr. Leven, in his individual capacity, does not have any plans or proposals that relate to or would result in:

                  (a) The acquisition by any person of additional securities of the issuer (other than shares of Company Class A Common Stock to be acquired upon the exercise of outstanding options or options granted under the U.S. Franchise Systems, Inc. 1996 Amended and Restated Stock Option Plan (the "Option Plan") and the U.S. Franchise Systems, Inc. 1996 Stock Option Plan for Non-Employee Directors (the "Directors Plan")), or the disposition of securities of the Company;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the Company's business or corporate structure;

                  (f) Any other material change in the Company's business or corporate structure;

                  (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j) Any action similar to any of those enumerated above.

                  Notwithstanding the above, Mr. Leven may, in his capacity as an executive officer and/or director of the Company, have plans or proposals relating to items (a) through (j) above and to such extent Mr. Leven declines to indicate such plans or proposals, and disclaims any obligation to update such disclosure, except to the extent they derive from his status as a shareholder instead of an executive officer and/or director. In addition, Mr. Leven may, at any time and from time to time, and reserves the right to, acquire additional securities of the Company, dispose of any such securities of the Company or formulate plans or proposals regarding the Company or its securities, to the extent deemed advisable by Mr. Leven in light of his general investment policy, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

                  (a) Mr. Leven beneficially owns 910,617 shares of the issued and outstanding Company Class A Common Stock and 1,509,473 shares of the issued and outstanding Company Class B Common Stock.

                  Mr. Leven's shares of Company Class A Common Stock constitute 7.5% of the issued and outstanding Company Class A Common Stock immediately following the Merger. Each share of Company Class A Common Stock is entitled to one vote.

                  Mr. Leven's 1,509,473 shares of Company Class B Common Stock constitute 55.7% of the issued and outstanding shares of Company Class B Common Stock. Each share of Company Class B Common Stock is entitled to 10 votes per share.

                  (b) Mr. Leven has sole voting power over 566,238 shares of Company Class A Common Stock. Pursuant to the Aronson Voting Agreement (defined below), Mr. Neal K. Aronson ("Mr. Aronson") has transferred voting power to Mr. Leven with respect to 111,347 shares of Company Class A Common Stock, to which Mr. Aronson has shared voting power with Mr. Leven. Pursuant to the Leven Voting Agreement (defined below) Mrs. Andrea Leven, wife of Mr. Leven ("Mrs. Leven"), has transferred voting power to Mr. Leven with respect to 233,032 shares of Company Class A Common Stock, to which Mrs. Leven has shared voting power with Mr. Leven.

                  Mr. Aronson is Executive Vice President and Chief Financial Officer of the Company. His address is 13 Corporate Square, Suite 250, Atlanta, GA 30329.

                  Mr. Aronson is a citizen of the United States. During the last five years, Mr. Aronson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has Mr. Aronson been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with the result of such proceeding being that Mr. Aronson is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                  Mrs. Leven is the wife of Mr. Leven and her address is 5 West Wesley Ridge, Atlanta, GA 30329.

                  Mrs. Leven is a citizen of the United States. During the last five years, Mrs. Leven has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has Mrs. Leven been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with the result of such proceeding being that Mrs. Leven is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                  (c) In the last 60 days, Mr. Leven acquired shares of Company Class A Common Stock pursuant to the Merger (as more fully described in Item 4 above).

                  (d) Members of management of the Company who own an aggregate of 442,433 shares of Company Class A Common Stock, and who are required to vote them in the same manner as Mr. Leven votes his shares, have the right to receive dividends from or direct the proceeds from a sale of such securities.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Aronson Voting Agreement

                  Mr. Leven has entered into a voting agreement, dated March 12, 1998, (the "Aronson Voting Agreement") with Mr. Aronson, pursuant to which Mr. Aronson granted Mr. Leven the right to vote 111,347 shares of his Company Class A Common Stock and 311,007 shares of Company Class B Common Stock.

                  The Aronson Voting Agreement shall terminate at the earlier of
(a) October 30, 2001, (b) the transfer of the shares that are subject to the Aronson Voting Agreement to a person that is not an "affiliate" of Mr. Aronson (as determined under the Securities Exchange Act of 1934 and the rules promulgated thereunder), (c) the death of Mr. Leven or (d) the adjudicated incompetency of Mr. Leven, unless earlier terminated in writing by the parties thereto.

                  The Aronson Voting Agreement is incorporated by reference to
Exhibit 10.13 to the Company's Registration Statement on Form S-4 (File No. 333-46185).

Voting Agreement

                  Mr. Leven has entered into a voting agreement, dated March 12, 1998, (the "Leven Voting Agreement") with Mrs. Leven, pursuant to which Mrs. Leven granted Mr. Leven the right to vote 233,032 shares of her Company Class A Common Stock and 770,801 shares of Company Class B Common Stock.

                  The Leven Voting Agreement shall terminate at the earlier of
(a) October 30, 2001, (b) the transfer of the shares that are subject to the Voting Agreement to a person that is not an "affiliate" of Mrs. Leven (as determined under the Securities Exchange Act of 1934 and the rules promulgated thereunder), (c) the death of Mr. Leven, (d) the adjudicated incompetency of Mr. Leven or (e) the death of Mrs. Leven, unless earlier terminated in writing by the parties thereto.

                  The Leven Voting Agreement is incorporated by reference to
Exhibit 10.11 to the Company's Registration Statement on Form S-4 (File No. 333-46185).

Employee Stock Purchase Agreement

                  Pursuant to the original version of the ESPA, twenty-five percent (25%) of the USFS Class A Common Stock acquired by Mr. Leven was acquired outright (i.e., without restriction on their ability to vote or receive dividends with respect to such shares and free of any risk of forfeiture), although a limited number of such shares could be repurchased from Mr. Leven and reissued to other employees under certain circumstances described below (the "Unrestricted Shares"). The remaining shares of USFS Class A Common Stock acquired by Mr. Leven were subject to significant restrictions with respect to voting and dividend rights and substantial risks of forfeiture (the "Restricted Shares"), as described below. On August 23, 1996, the Board of Directors of USFS voted to amend the ESPA to eliminate the restrictions with respect to one-half of the Restricted Shares (the "1996 Amendment").

                  The original ESPA (together with a similar agreement Mr. Aronson executed with USFS) provided that Unrestricted Shares representing 5% of the USFS Class A Common Stock then outstanding and Restricted Shares representing 6% of the USFS Class A Common Stock then outstanding could be repurchased by USFS from Messrs. Leven and Aronson at $.1034 per share and then reissued to other members of USFS's management at fair market value. A total of approximately 826,833 shares of outstanding USFS Class A Common Stock were repurchased from Messrs. Leven and Aronson and reissued to other members of management. By virtue of the 1996 Amendment, members of management who acquired these shares are required to vote those shares that are Restricted Shares, on a one vote per share basis, one-half in the same manner as Mr. Leven votes his shares and one-half as Mr. Aronson votes his shares. With respect to those shares that are Unrestricted Shares, the management holders continue to be required to vote 60% of such shares in the manner that Mr. Leven votes his shares and 40% in the manner that Mr. Aronson votes his shares. USFS's right to cause the redemption and reissuance of the remaining shares was eliminated by the 1996 Amendment. All shares which have been repurchased from Messrs. Leven and Aronson and reissued to other members of management pursuant to the Old Stock Purchase Agreements are subject to a vesting schedule, which provides that Unrestricted Shares vest over a five year period and Restricted Shares vest over a 10 year period, in each case provided that the management employee remains employee remains employed by the Company (and with Restricted Shares subject to further vesting requirements based on the Company's performance). Any unvested shares that are forfeited upon the termination of such employment are to be repurchased by the Company and resold to Mr. Leven or Mr. Aronson, as the case may be (depending on who owned the shares originally), at $.1034 per share. As of March 12, 1998, 57,807 unvested shares have been repurchased by the Company (although Messrs. Aronson and Leven waived their repurchase rights to such shares). Upon such resale, the shares will continue as Unrestricted Shares or Restricted Shares in the same manner as had they not been so forfeited.

                  Following the 1996 Amendment, there are no restrictions on the Unrestricted Shares of other management, and such shares may not be repurchased from Messrs. Leven and Aronson and reissued to other members of management.

                  The ESPA imposes substantial risks of forfeiture on Restricted Shares. Mr. Leven is entitled to vote all Restricted Shares (on a one vote per share basis), including Restricted Shares which have been reallocated to other members of management as provided above, prior to such shares being "earned" by the holders thereof, and to receive dividends thereon.

                  Under the ESPA, Restricted Shares become "Earned Shares" upon the Company's attaining certain performance criteria. However, notwithstanding that they have been "earned," Earned Shares (other than the USFS Class A Common Stock that was deemed to have been earned by virtue of the 1996 Amendment) will be forfeited if the management holder of such shares (including Mr. Leven) resigns from his or her employment with the Company without "good reason" or is terminated for "cause" prior to the tenth anniversary of the date such shares were acquired by the holder thereof from the Company ("Termination Forfeiture").

                  Pursuant to the 1996 Amendment, one-half of the Restricted Shares were deemed to be Unrestricted Shares.

                  Under the ESPA, Earned Shares will be permanently vested (i.e., they will no longer be subject to Termination Forfeiture) on September 29, 2005. Any Restricted Shares that have not become Earned Shares by September 29, 2005 will be redeemed by the Company at $.1034 per share and offered to the original investors (the "Original Investors") of the Company (other than Messrs. Leven and Aronson).

                  Under the ESPA, any remaining Restricted Shares will automatically become Unrestricted Shares to the extent that value for the entire Company indicated by the gross sale price in such transaction results in an internal rate of return to the Original Investors of at least 40% on a compounded annual basis (after taking into account the amount and timing of all distributions and payments received by such Original Investors from USFS and the Company, after considering Unrestricted and Earned Shares then held by Messrs. Leven and Aronson, and after giving effect to Restricted Shares that become Unrestricted Shares as a result of such transaction).

                  On October 30, 1996, USFS and Messrs. Leven and Aronson amended their respective ESPAs. The 1996 Amendment provided that (i) one-half of their Restricted Shares will be deemed to be Unrestricted Shares, notwithstanding the fact that certain performance criteria had not been met,
(ii) their remaining Restricted Shares will become Earned Shares at the rate of 1/13 of all of the remaining number of Restricted Shares (including the Restricted Shares held by other members of management) for every $1,000,000 of annual Adjusted EBITDA of the Company (defined as earnings before interest, taxes, depreciation, amortization and other non-cash charges, adjusted to exclude one-time or non-recurring expenses or credits), but only after Adjusted EBITDA for a fiscal year equals or exceeds $14,000,000,
(iii) the Unrestricted Shares held by Messrs. Leven and Aronson and by Mr. Leven's wife, including the Unrestricted Shares referred to in clause (i) above, will be shares of USFS Class B Common Stock (with ten votes per share), (iv) the remaining Restricted Shares held by Messrs. Leven and Aronson will be USFS Class A Common Stock (with one vote per share), including if and when such shares become Earned Shares, and will continue to be subject to Termination Forfeiture,
(v) Messrs. Leven and Aronson will have the right to vote their Restricted Shares and to receive dividends, if any, declared thereon before they become Earned Shares, (vi) no additional shares will be repurchased from Messrs. Leven and Aronson and reissued to other members of management and (vii) in calculating Adjusted EBITDA for any given year, there generally shall be subtracted 10% of the consideration paid by the Company in connection with any future acquisitions by USFS and/or its subsidiaries of another corporation or other entity. As part of the 1996 Amendment, one-half of the Restricted Shares previously allocated to other members of management were also deemed to be Unrestricted Shares. Such shares, representing approximately 1.6% of the USFS Class A Common Stock outstanding as of April 1, 1997, will be voted by the management holders thereof 60% in the same manner that Mr. Leven votes his shares, and 40% in the same manner that Mr. Aronson votes his shares. As to any Restricted Shares still held by such management holders, 50% of such shares will be voted by the management holders thereof in the same manner that Mr. Leven votes his shares and 50% will be voted in the same manner Mr. Aronson votes his shares.

                  The ESPA is incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (Registration No. 333-11427)

Item 7.  Material to be Filed as Exhibit

                  Exhibit A         Breakdown of shares of Class A Common Stock
                                    of Michael A. Leven
                  Exhibit B         Agreement and Plan of Merger (incorporated
                                    by reference to Exhibit 2.1 to the Company's
                                    Registration Statement on Form S-1
                                    (Registration No. 333-11427))
                  Exhibit C         Contribution Agreement (incorporated by
                                    reference to Exhibit 2.2 to the Company's
                                    Registration Statement on Form S-1
                                    (Registration No. 333-11427))
                  Exhibit D         Aronson Voting Agreement (incorporated by
                                    reference to Exhibit 10.13 to the Company's
                                    Registration Statement on Form S-1
                                    (Registration No. 333-11427))
                  Exhibit E         Leven Voting Agreement (incorporated by
                                    reference to Exhibit 10.11 to the Company's
                                    Registration Statement on Form S-1
                                    (Registration No. 333-11427))
                  Exhibit F         Employee Stock Purchase Agreement
                                    (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (Registration No. 333-11427))

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 23, 1998


                                            /s/ Michael A. Leven
                                            --------------------
                                            Michael A. Leven

                                    EXHIBIT A

                   Breakdown of Shares of Class A Common Stock
                                Michael A. Leven

--------------------------------------------------------------------------------

123,805 Restricted Shares owned directly by Mr. Leven.

233,032 Restricted Shares owned by Mr. Leven's wife Andrea, voted by Mr. Leven pursuant to the Leven Voting Agreement. Mr. Leven disclaims beneficial ownership of these shares.

111,347 Restricted Shares owned by Neal Aronson, voted by Mr. Leven pursuant to the Aronson Voting Agreement. Mr. Leven disclaims beneficial ownership of these shares

346,461 Unrestricted Shares which have been reallocated to other members of management which are voted in the same manner as Mr. Leven votes his shares. Mr. Leven disclaims beneficial ownership of these shares.

95,972 Restricted Shares which have been reallocated to other members of management which are voted in the same manner as Mr. Leven votes his Unrestricted Shares. Mr. Leven disclaims beneficial ownership of these shares.

Total=910,617=7.5%